

April 22, 2024

Howard Horn
Executive Vice President
Ultragenyx Pharmaceutical Inc.
60 Leveroni Court
Novato, CA 94949

> **Re: Ultragenyx Pharmaceutical Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 1-36276**

Dear Howard Horn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

1. Please address the following regarding your table of research and development (R&D) expenses on page 75:
   - Tell us and revise your future filings to clearly disclose the extent to which you track any of your R&D expenses at the individual product candidate level, as you previously disclosed in your 2020 Form 10-K.
   - If so, revise your future filings to separately quantify your R&D expenses for amounts tracked by product candidate.
   - Please provide us with your proposed disclosure in your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences